Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

December 21, 2012

VIA EDGAR

Loan Lauren P. Nguyen

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Divio Holdings, Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 12, 2012

File No. 333-184796

Dear Ms. Nguyen:

Pursuant to the staff’s comment letter dated December 4, 2012, we respectfully submit this letter on behalf of our client, Divio Holdings, Corp., a Delaware corporation (the “Company”).

Amendment No. 1 to the Company’s Form S-1 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on or about December 21, 2012.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 1 to the Form S-1.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Company response:  The Company confirms that it has made no written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, the Company confirms that it has no research reports about itself that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.  The Company further confirms that no broker or dealer that is participating or will participate in its offering.

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2. Please revise to disclose information regarding dilution pursuant to Item 506 of Regulation S-K.

Company response:  The Company has added a dilution table to page 14.

3. Please revise to disclose the information regarding your securities pursuant to Item 202 of Regulation S-K.

Company response:  The Company has added a description of securities to page 19.

Registration Statement Cover Page

Calculation of Registration Fee

4. Refer to footnote 3 to the Calculation of Registration Fee table. Rule 457(o) of the Securities Act of 1933 does not appear to be the applicable subsection to calculate the fee associated with your common stock. Given that you are registering a number of shares, please revise to indicate that you are registering under Rule 457(a) of the Securities Act of 1933. For guidance, refer to Rule 457(a) of the Securities Act of 1933 and to Question 240.01 of the Securities Act Rules Compliance and Disclosure Interpretations.

Company response:  The Company has revised to indicate that it is registering under Rule 457(a) of the Securities Act of 1933.

5. We note your disclosure on the prospectus cover page that you are registering a primary offering of 3,000,000 shares of common stock. However, in footnote 2 of your registration fee table, you refer to the “[r]egistrant’s common stock being registered for resale that have been issued to the selling stockholders.” Please revise for consistency or advise.

Company response:  The Company has eliminated footnote number 2 as it is not registering shares held by stockholders.

Prospectus Cover Page

6. Your disclosure in the last three sentences of the second paragraph of your prospectus cover page regarding a creditor taking possession of the bank account holding the subscriptions and the failure or delay of the return of money to investors seems to contradict your disclosure in the same paragraph that “there is no minimum number of shares required to be sold to close the offering” and that “[a]ny funds raised from the offering will be immediately available to [you] for [your] immediate use.” Please revise for consistency or advise. Similarly, please revise for consistency your risk factor on page 13, which states that the funds you raise from this offering will be immediately available for your use and that, if a creditor sues you, it could preclude or delay the return of money to your investors. It appears that proceeds will not be placed in an escrow account and that proceeds will be immediately available to you.

Company response:  The Company has removed the sentences which state, “There is no minimum number of shares required to be sold to close the offering,” and “Any funds raised from the offering will be immediately available to us for our immediate use,” on the Prospectus cover page.

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7. Please revise to disclose the net proceeds you will receive in this offering if all of the shares are sold. Refer to Item 501((b)(3) of Regulation S-K.

Company response:  The Company has added the text, “We will receive net proceeds of $90,000 if all the shares in this offering are sold,” on the Prospectus cover page.

8. Please revise to include the prospectus subject to completion legend pursuant to Item 501(b)(10) of Regulation S-K.

Company response:  The Company has added a legend stating, “SUBJECT TO COMPLETION DATED DECEMBER 21, 2012” to the Prospectus cover page.

Prospectus Summary, page 5

9. We note your disclosure in the first sentence of this section that references to “Tap Resources” refer to your company. We were unable to find any discussion of Tap Resources in your registration statement. With a view towards revised disclosure, please tell us what your relationship is with Tap Resources. Alternatively, if you have no relationship with Tap Resources, please revise to remove the reference.

Company response:  The Company has changed the text, “Tap Resources” to “Divio Holdings” on page 5.

10. Please consider describing the extent to which any of the emerging growth company exemptions are available to you as a Smaller Reporting Company.

Company response:  The Company has elected to not describe the extent to which any of the emerging growth company exemptions are available to you as a Smaller Reporting Company.

11. We note your disclosure on page 19 regarding your status as a shell company. We also note that significant steps remain to commence your plan of operations. Please revise throughout to clarify that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company’s shares. Please revise to disclose such status in one of the opening paragraphs of your prospectus summary and the Risk Factors section. In addition, please revise to disclose your monthly “burn rate” and how long your present capital will last at that rate.

Company response:  The Company has added the following text to page 5:

We are a “shell company” within the meaning of Rule 405, promulgated pursuant to Securities Act, because we have nominal assets and nominal operations. Accordingly, the securities sold in this offering can only be resold through registration under Section 5 the Securities Act of 1933, Section 4(1), if available, for non-affiliates or by meeting the conditions of Rule 144(i).

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The Company has added the risk factor to page 11:

BECAUSE WE ARE A SHELL COMPANY, YOU WILL NOT BE ABLE TO RESELL YOUR SHARES IN CERTAIN CIRCUMSTANCES, WHICH COULD HINDER THE RESALE OF YOUR SHARES.

We are a   “shell company” within the meaning of Rule 405, promulgated pursuant to Securities Act, because we have nominal assets and nominal operations. Accordingly, the securities sold in this offering can only be resold through registration under Section 5 the Securities Act of 1933, Section 4(1), if available, for non-affiliates or by meeting the conditions of Rule 144(i). Another implication of us being a shell company is that we cannot file registration statements under Section 5 of the Securities Act using a Form S-8, a short form of registration to register securities issued to employees and consultants under an employee benefit plan. Additionally, though exemptions, such as Section 4(1) of the Securities Act may be available for non-affiliate holders our shares to resell their shares, because we are a shell company, a holder of our securities may not rely on the safe harbor from being deemed statutory underwriter under Section 2(11) of the Securities Act, as provided by Rule 144, to resell his or her securities. Only after we (i) are not a shell company, and (ii) have filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that we may be required to file such reports and materials, other than Form 8-K reports); and have filed current “Form 10 information” with the SEC reflecting our status as an entity that is no longer a shell company for a period of not less than 12 months, can our securities be resold pursuant to Rule 144. “Form 10 information” is, generally speaking, the same type of information as we are required to disclose in this prospectus, but without an offering of securities. These circumstances regarding how Rule 144 applies to shell companies may hinder your resale of your shares of the Company.

The Company has added the following text to page 16:

Rule 144

We are a "shell company" within the meaning of Rule 405, promulgated pursuant to Securities Act, because we have nominal assets and nominal operations. Accordingly, the securities sold in this offering can only be resold through registration under Section 5 the Securities Act of 1933, Section 4(1), if available, for non-affiliates or by meeting the conditions of Rule 144(i).

12. We note your disclosure that you intend to purchase used motorcycles in the United States and resell these motorcycles in Western Russia. Please revise to estimate the number of used motorcycles that you may purchase for $30,000 and provide greater specificity regarding your intended target market. If there are specific motorcycle brands which you will focus on purchasing, please state so.

Company response:  The Company has added the following disclosure to pages 5 and 22:  “We may purchase between 6 and 9 motorcycles for $30,000. Our intended target market is young people with any income level buying sport bikes and dual sport bikes, as well as older people buying cruisers and sportbikes.  We plan to focus on purchasing Harley-Davidson, Honda, Kawasaki, Suzuki and Yamaha brands motorcycles.”

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13. We note that you estimate your public reporting costs for the next 12 months to be $10,000. We further note disclosure on page 7 stating that you estimate your total offering registration costs to be $10,000. Please reconcile your disclosure.

Company response:  The Company’s public reporting costs and its offering costs are mutually exclusive but happen to have the same cost of $10,000.  Accordingly, the Company is not changing its disclosure in response to this comment.

14. We note your disclosure on page 10 that your officers and director expect to spend approximately 20 hours a week on the business of your company and your disclosure on page 18 that they currently devote approximately five hours to company matters. Please revise to disclose this information here. In addition, please revise to disclose that you do not intend to hire any additional employees or add additional directors for the next 12 months.

Company response:  The Company has revised its disclosure on page 10 to state, “Our President, Treasurer and sole director, Evgeny Donskoy, and Alexey Didenko, our Secretary, are currently our only employees.  Each of Mr. Donskoy and Didenko currently devotes approximately 5 hours per week to company matters. Subsequent to successful completion of this offering, each of Mr. Donskoy and Mr. Didenko will devote approximately 20 hours per week to company matters.”

15. We note your disclosure on page 10 that your two officers and sole director have no prior experience with purchasing and reselling motorcycles and that “[w]ith no direct training or experience in the used motorcycles [business], [your] two officers and sole director may not be fully aware of many of the specific requirements related to purchasing and reselling used motorcycles.” Please revise to disclose this information here.

Company response:  The Company has added the following disclosure to page 5:  “Our two officers and sole director have no prior experience with purchasing and reselling motorcycles and have no direct training or experience in the used motorcycle business, and as such, our two officers and sole director may not be fully aware of many of the specific requirements related to purchasing and reselling used motorcycles.”

Risks Relating to Our Business, page 8

16. Please add a risk factor that addresses the risk of being unable to convince consumers to prepay for a used motorcycle prior to test driving and examining the motorcycle and to assume the risk of shipping the motorcycle or tell us why you believe that this is not necessary. Explain why a customer will buy used motorcycles through your business instead of buying directly from competitors who already have inventory in Russia and may not require a prepayment.

Company response:  The Company has added the following risk factor to page 9:

We may be unable to convince consumers to prepay for a used motorcycle prior to test driving and examining the motorcycle and to assume the risk of shipping the motorcycle.

Our business presumes that prospective purchasers of used motorcycles will be willing to prepay for a used motorcycle and assume to risk of shipping the motorcycle. We believe this to be the case because we believe that our motorcycles will be priced lower than those of competitors who already have inventory in Russia and may not require a prepayment.  In the case that such an assumption about consumer preferences in incorrect, we not be able to garner a profit and you could lose your entire investment.

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17. We note your disclosure on page 17 that you intend to purchase motorcycles in the United States and resell them in Russia. Please add a risk factor that addresses the risk of earning revenue in rubles and converting the rubles to dollars or tell us why such a risk factor is not necessary.

Company response:  The Company has added the following risk factor to page 9:

If we sell motorcycles, we will earn our revenues in Russian Rubles, the conversion of which to U.S. Dollars may fluctuate, as it has in the past, which would impact our earnings as stated in U.S. Dollars.

Our earnings will be stated in U.S. Dollars, as converted from our sales of motorcycles in Russian Rubles.  If the Russian Ruble looses value vis-à-vis the U.S. Dollar, our earnings will be negatively impacted.  There is historical precedent for such loss of value of the Russian Ruble, such as in the fourth quarter of 1998, when the Russian Ruble lost approximately 50% of its value vis-à-vis the U.S. Dollar.  If the Russian Ruble loses its value, we would raise the prices of our motorcycles by the same ratio as the value the Russian Ruble loses its value, but our earning would be negatively impacted because our motorcycles would be more expensive to Russian consumers.

18. We note that your sole director is also an officer. Please revise to add a risk factor that addresses the risk that because your sole officer will determine his salary and perquisites, there may not be funds available for net income. Alternatively, please tell us why such a risk factor is not necessary. Refer to the second paragraph on page 26.

Company response:  The Company has added the following risk factor to page 10:

Mr. Donskoy, our sole director, will be able to determine his own salary and perquisites, which could adversely affect our income.

As the sole director, Mr. Donskoy has the sole authority to appoint our officers and determine their compensation.  Accordingly, Mr. Donskoy could determine, as our sole director, that his salary and perquisites are equal to or exceed our net income, if we ever have income.  In the event that Mr. Donskoy does determine that he is entitled to a salary and/or perquisites, investors will have no mechanism by which to revise his salary and perquisites since he controls a majority of the voting securities of the Company, and will continue to do so even after the offering when we would vote with Alexey Didenko, our Secretary and also a current shareholder.

Our business model may not be sufficient to ensure our success, page 9

19. Please revise to clarify what you mean by “will ultimately represent a very small segment in our targeted industry when it is completed.” Explain whether the importation of foreign used motorcycles represents a small segment of your industry.

Company response:  The Company has deleted the clause on page 9, which states, “. . . that will ultimately represent a very small segment in our targeted industry when it is completed,” and added the following disclosure:  “We believe that the importation of foreign, used motorcycles represents a small segment of the motorcycle industry in Russia.”

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We depend to a significant extent on certain key personnel, page 9

20. We note your disclosure in this risk factor that you currently “have only one employee who is also [your] sole officer and director.” This disclosure appears to be inconsistent with your disclosure on page 25 that states that you have two officers, Mr. Donskoy and Mr. Didenko. Please revise or advise. Similarly, in the fourth risk factor on page 9, you refer to “[your] sole officer and director.

Company response:  The Company has clarified on page 9 that is has two employees, and deleted references to a sole officer and director.

Our two officers and sole director are engaged in other activities, page 10

21. We note your disclosure on page 10 that your president and sole director “currently owns and operates his own motorcycles parts business.” Please advise as to whether his other business creates any potential conflicts of interest with your business such as competing for similar customers. If it does, please disclose and add a risk factor addressing the risk of potential conflicts of interests.

Company response:  The Company confirms that no such conflict of interest exists and Mr. Donskoy’s current business is limited to motorcycles parts.

We intend to become subject to the periodic reporting requirements, page 11

22. We note your disclosure on page 11 regarding your status an emerging growth company. Please revise to describe all of the ways that you may remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which your annual gross revenues exceed $1 billion, (ii) the date that you become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of your most recently completed second fiscal quarter, or (iii) the date on which you have issued more than $1 billion in non-convertible debt during the preceding three year period.

Company response:  The Company has added, the text, to page 11:

“ . . . or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that you become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period”

Use of Proceeds, page 14

23. We note your disclosure that Mr. Donskoy has verbally agreed to loan funds to complete the registration process. On page 16, however, you state that Mr. Donskoy does not have a firm commitment, arrangement, or legal obligation to advance or loan funds to the company. If true, please revise to clarify here. If not, please revise to disclose the terms of the loan, including the interest rate.

Company response:  The Company has revised its disclosure on pages 14 and 16, to state:  “If necessary, Evgeny Donskoy, our President, Treasurer and sole director, has verbally agreed to loan the company funds to complete the registration process but we will require full funding to implement our complete business plan.  Such loan would be have no term, be payable upon demand and have no interest rate.”

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24. We note disclosure which states that the offering costs are estimated to be approximately $15,000. However, you estimate on page 7 that the offering costs will be $10,000. Please clarify.

Company response:  The Company has revised its disclosure on pages 7 and 14 to state that its offering costs are estimated to be $15,010, the same as its disclosure detailed on page 38.

Plan of Distribution, page 15

25. We note your disclosure on page 15 that your officers will rely on the safe harbor set out in Rule 3a4-1 under the Exchange Act. Please revise to disclose the restrictions to your officers’ activities in connection with their efforts to sell your shares of common stock that are required by Rule 3a4-1(iii).

Company response:  The Company has revised its disclosure to include the following text on page 15:

Under Paragraph 3a4-1(a)(4)(iii), our two officers and sole director must restricts their participation to any one or more of the following activities:

(A) Preparing any written communication or delivering such communication through the mails or other means that does not involve oral solicitation by either of our two officers and sole director of a potential purchaser; provided, however, that the content of such communication is approved by either of our two officers and sole director;

(B) Responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser; provided, however, that the content of such responses are limited to information contained in a registration statement filed under the Securities Act of 1933 or other offering document; or

(C) Performing ministerial and clerical work involved in effecting any transaction.

Terms of Offering, page 15

26. We note disclosure in the second paragraph stating that the offering will continue for a period of 16 months. However, we note disclosure on page 3 which states that the offering will continue for 180 days and may be extended for up to 90 days. Please reconcile.

Company response:  The Company has revised its disclosure on page 3 to sate that the offering will continue for 16 months.

Description of Business, page 16

27. Please revise to discuss the need for government approval of the used motorcycles and the effect of any existing governmental regulation on the business. For example, disclose whether you will need to demonstrate that the motorcycles satisfy local safety, environmental and noise regulations.

Company response:  The Company has added the following disclosure to page 18:

Government Regulation

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to export and import of used motorcycles. We do not believe that regulation will have a material impact on the way we conduct our business. We do not need to receive any government approvals necessary to conduct our business and do not need to demonstrate that the motorcycles satisfy local safety, environmental and noise regulations; however we will have to comply with all applicable export and import regulations.

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General, page 16

28. Please revise the third sentence in the last paragraph on page 16 to state as a belief.

Company response:  The Company has revised the referenced sentence on page 16 to state “To implement our plan of operations we believe that we require a minimum funding of $45,000 for the next twelve months.”

29. We note your disclosure in the last paragraph on page 16 that Mr. Donskoy has agreed to loan the company funds. Please revise to clarify, if true, that Mr. Donskoy has only verbally agreed to loan funds to complete the registration process. Refer to page 14.

Company response:  The Company has revised its disclosure on pages 14 and 16, to state:  “If necessary, Evgeny Donskoy, our President, Treasurer and sole director, has verbally agreed to loan the company funds to complete the registration process but we will require full funding to implement our complete business plan.  Such loan would be have no term, be payable upon demand and have no interest rate.

30. We note your disclosure on page 16 that you require a minimum funding of $45,000. Please revise to disclose here, if true, that you require at least $90,000 to implement your entire business plan. Refer to page 14.

Company response:  The Company has added the following text to page 16, “We require at least $90,000 to implement our entire business plan.”

31. Please revise to disclose whether you rent or own your office. If you rent, please revise to disclose your monthly or yearly lease payment.

Company response:  The Company has added the following disclosure to page 18:

Our current executive offices are provided by our President and sole director, Evgeny Donskoy. We do not pay any rent to Mr. Donskoy and there is no agreement to pay any rent in the future.  This facility is the primary resident of Mr. Donskoy and adequate for our needs at the present time.

Product Description, page 17

32. Please revise to describe the used motorcycles you intend to purchase and sell with greater specificity, if possible. For example, do you intend to focus on motorcycles that are under or over a certain age, specific makes or models of motorcycles or motorcycles that can be sold within a certain price range.

Company response:  The Company has added the following disclosure to page 17:

We plan to focus on purchasing brands of used motorcycles, including but not limited to, Harley-Davidson, Honda, Kawasaki, Suzuki and Yamaha.  The age of the used motorcycles we plan to purchase and resell will are those that are more than two years, but fewer than seven years, of age, that can be sold in $5,000-$8,000 price range. We intend to purchase and sell three types of used motorcycles: (i) sport bikes, (ii) dual sport bikes, and (iii) cruisers.

33. Please revise to clarify what you mean by “many years” in the third sentence in this section by providing quantitative information.

Company response:  The Company has revised its disclosure on page 17 to state that Mr. Donskoy has approximately 8 years of experience.

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34. We note your disclosure on page 17 that “[you] will rely on [Mr. Donskoy’s] knowledge of and expertise of importing used motorcycles to Russia to conducting our operations.” This statement seems inconsistent with your disclosure on page 10 that your two officers and sole director have “no prior experience with or have ever been employed in a job involving purchasing and reselling motorcycles.” In addition, on page 10, you state that “[w]ith no direct training or experience in the used motorcycles, our two officers and sole director may not be fully aware of many of the specific requirements related to purchasing and reselling used motorcycles.”

Company response:  The Company has deleted the sentence on page 17, which states, “We will rely on his knowledge and expertise of importing used motorcycles to Russia in conducting our operations”

35. With a view towards revised disclosure, please tell us whether Mr. Donskoy purchases motorcycle parts from the United States and resells them in Russia.

Company response:  The Company has added the following sentence to page 17:  “Mr. Donskoy, however, has no prior experience purchasing motorcycle parts in the United States and reselling them in Russia. “

36. We note your disclosure that you may keep a small inventory of the most popular models; however, for those motorcycles that are not the most popular, please clarify, if true, that you only intend to purchase the motorcycle after you have located a customer and the customer has prepaid for the motorcycle. In addition, please revise to provide quantitative information regarding the number of motorcycles you intend to keep as inventory and, if possible, please revise to disclose what you believe will be the most popular models and tell us why have such a belief.

Company response:  The Company has added the following disclosure on page 17:

For those motorcycles that are not the most popular, we intend to purchase the motorcycle after we have located a customer and after the customer has prepaid for the motorcycle.  The most popular models will be identified by our president and sole director, Evgeny Donskoy, based on how customer preferences develop. We may keep 1-2 used motorcycles in inventory. This number may increase when we start our operations and if we have revenues.

Marketing Our Product, page 17

37. We note your disclosure on page 17 regarding Mr. Donskoy’s network of people he knows in the motorcycle industry. With a view towards revised disclosure, please tell us why you believe that other businesses in the motorcycle industry will be willing to market your products as opposed to marketing their own products. For example, please tell us whether you intend to offer commissions or some other incentive.

Company response:  The Company has added the following disclosure to page 17: “We believe that other businesses in the motorcycle industry will be willing to market our products in addition to to marketing their own products because we plan to offer individually negotiated sales commissions as an incentive to selling our products.”

38. We note your disclosure that you “intend to develop and maintain a database of potential clients who want to buy used motorcycles.” Please revise to disclose how and where you intend to identify such potential customers.

Company response:  The Company has deleted the following sentence on page 17: “We intend to develop and maintain a database of potential clients who may want to buy used motorcycles.

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Dependence on One or a Few Major Costumers, page 18

39. Please revise to clarify what you mean by your disclosure that “[your] intended offering is also priced for mass market play.”

Company response:  The Company has deleted the following sentence on page 18:  “ Our intended offering is also priced for mass market play and revenue generation.”

Our Executive Offices, page 18

40. The heading “Our Executive Offices” does not appear to describe the disclosure under this heading. Please revise or advise.

Company response:  The Company has added relevant disclosure about its executive offices under this heading.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 21

Plan of Operation, page 21

41. We note that some of the costs you have assigned to the different phases of your business plans are inconsistent with the costs you identify on pages 5 and 14 of your registration statement. For example, on page 21, you state that you may spend as much as $15,000 on marketing, but, on pages 5 and 14, you state that the most you will spend on marketing is $14,000. On page 22, you state that you may spend as much as $40,000 to purchase additional motorcycles for resale, but, on pages 5 and 14, you state that the most you intend to spend on motorcycles is $30,000. Please revise for consistency or advise.

Company response:  The Company has revised its disclosure on pages 5, 14 and 22 to reconcile the ranges of estimated costs disclosed in the Plan of Operation on page 22.

42. We note that in your plan of operation that you intend to hire a part-time contractor and that you intend to pay the part-time contractor $6,000 to $12,000. This appears to contradict your disclosure in your prospectus summary, which does not mention the contractor, but does state that you will pay a salary of $12,000 to Mr. Donskoy. Please revise or advise.

Company response:  The Company has revised its disclosure on pages 5, 14 and 22 to reconcile the disclosure of payment of $6,000 to $12,000 to a part-time contractor.

Certain Relationships and Related Party Transactions, page 28

43. We note your disclosure on page 22 regarding your loan payable to Mr. Donskoy. Please revise here to provide the related disclosure as required by Item 404 of Regulation S-K.

Company response:  The Company has added the following sentence to page 5:  “As of August 31, 2012, Evgeny Donskoy, the Company’s President, Treasurer and sole director had advanced $5,775 to the Company.  This amount is payable upon demand, unsecured, non-interest bearing, has no term.”

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Exhibit 5.1

44. Please have counsel revise to indicate that the shares “will be” duly authorized, legally and validly issued, fully paid, and non-assessable as the shares have not yet been issued.

Company response:  Counsel to the Company has revised its legal opinion at Exhibit 5.1 in accordance with this comment.

Other

45. Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

Company response:  Under Regulation S-X, the Company is not required until January 13, 2012,

to update its financial statements to include the fiscal quarter ended November 30, 2012.

46. A currently dated accountant’s consent should be included as an exhibit to any future amendments to the Form S-1 registration statement.

Company response:  The Company will include an updated accountants consent with its next amendment, as there are no changes to the financial statements and such amendment will require new financial statements for the quarter ended November 30, 2012

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo

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